CUSIP No. 14141A108                                                                 SCHEDULE 13D (Amendment No. 2)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )

CARDIAC SCIENCE CORPORATION
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
14141A108
(CUSIP Number)
Perseus Acquisition/Recapitalization Fund, L.L.C.
Perseus Market Opportunity Fund, L.P.
Cardiac Science Co-Investment, L.P.
2099 Pennsylvania Avenue NW, Suite 900
Washington, DC 20006
Attn: Teresa Y. Bernstein
202.772.1476
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 19, 2010
Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14141A108                                                                 SCHEDULE 13D (Amendment No. 2)
     The original statement on Schedule 13D dated September 12, 2005, as amended by Amendment No. 1 thereto filed April 23, 2010, relating to the common stock, par value $0.001 per share (the “Common Stock”), of Cardiac Science Corporation, a Delaware corporation (the “Company”), is hereby amended as set forth in this Amendment No. 2 (this “Amendment”). This Amendment is being filed jointly on behalf of each of the following persons (each, a “Reporting Person,” and collectively, the “Reporting Persons”): (i) Perseus Acquisition/Recapitalization Fund, L.L.C., a Delaware limited liability company (“Perseus A/R Fund”); (ii) Perseus Market Opportunity Fund, L.P., a Delaware limited partnership (“Perseus Market Opportunity”); (iii) Cardiac Science Co-Investment, L.P., a Delaware limited partnership (“CS Co-Investment” and together with Perseus A/R Fund and Perseus Market Opportunity, the “Purchasers”); (iv) Perseus Acquisition/Recapitalization Management, L.L.C., a Delaware limited liability company (“Perseus Management”); (v) Perseus Market Opportunity Partners, L.P., a Delaware limited partnership (“Perseus Partners”); (vi) Perseus Market Opportunity Partners GP, L.L.C., a Delaware limited liability company (“Perseus Partners GP”); (vii) Perseus, L.L.C., a Delaware limited liability company (“Perseus”); (viii) Perseuspur, L.L.C., a Delaware limited liability company (“Perseuspur”); and (ix) Frank H. Pearl (“Mr. Pearl”).
ITEM 4. Purpose of Transaction.
Item 4 is hereby amended to add the following:
     Christopher J. Davis, who represented Perseus A/R Fund and Perseus Market Opportunity on the Company’s Board of Directors, resigned from the Company’s Board of Directors and all committees thereof effective May 19, 2010.

CUSIP No. 14141A108                                                                 SCHEDULE 13D (Amendment No. 2)
SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 21, 2010

PERSEUS ACQUISITION/RECAPITALIZATION FUND, L.L.C.
By:	Perseus Acquisition/Recapitalization Management, L.L.C., its Managing Member

By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Secretary

PERSEUS MARKET OPPORTUNITY FUND, L.P.
By:	Perseus Market Opportunity Partners, L.P., its General Partner

By:	Perseus Market Opportunity Partners GP, L.L.C., its General Partner

By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Secretary

CARDIAC SCIENCE CO-INVESTMENT, L.P.
By:	Perseus Acquisition/Recapitalization Management, L.L.C., its General Partner

By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Secretary

PERSEUS ACQUISITION/RECAPITALIZATION MANAGEMENT, L.L.C.
By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Secretary

CUSIP No. 14141A108                                                                 SCHEDULE 13D (Amendment No. 2)

PERSEUS MARKET OPPORTUNITY PARTNERS, L.P.
By:	Perseus Market Opportunity Partners GP, L.L.C., its General Partner

By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Secretary

PERSEUS MARKET OPPORTUNITY PARTNERS GP, L.L.C.
By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Secretary

PERSEUS, L.L.C.
By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Secretary

PERSEUSPUR, L.L.C.
By:	FRANK H. PEARL, its Chairman, President, Chief Executive Officer and Managing Member

By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Attorney-in-Fact

FRANK H. PEARL
By:	/s/ Teresa Y. Bernstein
	Name:	Teresa Y. Bernstein
	Title:	Attorney-in-Fact